[Comerica Incorporated letterhead]
VIA TELECOPIER AND EDGAR
July 17, 2006
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
Attention: Kevin Vaughn

Subject:	Comerica Incorporated Form 10-K for the year ended December 31, 2005 File No. 1-10706
Dear Mr. Vaughn:
We are submitting by direct electronic transmission the following responses to the comment letter dated June 27, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comments above our responses.
Note 19 – Derivative and Credit-Related Financial Instruments, page 96
1. Please revise to provide the following information.
a)	Disclose separately for your fair value hedges and cash flow hedges the net gain or loss recognized in earnings for all periods presented representing the amount of hedge ineffectiveness and the amount of the derivatives’ gain or loss, if any, excluded from the assessment of hedge effectiveness. Also, please disclose where the net gain or loss is reported in the income statement. Refer to paragraph 45 of SFAS 133.
Beginning with the June 30, 2006 Form 10-Q, the Corporation will provide the following revisions to the footnote disclosure related to Derivative and Credit-Related Financial Instruments:
     The following table presents net hedge ineffectiveness gains (losses) by risk management hedge type:

	Years Ended December 31,
(dollar amounts in millions)	2005	2004	2003

Cash Flow Hedges	$1	$(3)	$(3)
Fair Value Hedges	—	—	—
Foreign Currency Hedges	—	—	—

Total	$1	$(3)	$(3)

All components of each derivative instrument’s gain or loss are included in the assessment of hedge effectiveness. Net hedge ineffectiveness is recorded in other noninterest income on the consolidated statements of income.
b)	Clearly describe the specific methodology used to test hedge effectiveness for each type of SFAS 133 hedging relationship and how often those tests are performed.
Beginning with the June 30, 2006 Form 10-Q, the Corporation will provide the following revisions to the footnote disclosure related to Derivative and Credit-Related Financial Instruments:
     For SFAS No. 133 hedge relationships, at inception of the hedge the Corporation uses the short-cut method if it qualifies, or applies dollar offset or statistical regression analysis to assess effectiveness. The short-cut method is used for fair value hedges of medium- and long-term debt. This method allows for the assumption of zero hedge ineffectiveness and eliminates the requirement to further assess hedge effectiveness on these transactions. For SFAS No. 133 hedge relationships to which the Corporation does not apply the short-cut method, dollar offset or statistical regression analysis is used at inception and for each reporting period thereafter to assess whether the derivative used has been and is expected to be highly effective in offsetting changes in the fair value or cash flows of the hedged item.
c)	Tell us whether you have any foreign currency fair value or cash flow hedges. If you do, please disclose the above information for them as well.
     The Corporation does not have any foreign currency fair value or cash flow hedges.
2.	For each SFAS 133 hedge relationship for which you use the short-cut method and assume no ineffectiveness, please provide us with the following information.
a)	Clearly explain the terms of the hedged item or transaction.

b)	Clearly explain the terms of the interest rate swap and explain how you determined those terms match the terms of the hedged item or transaction.

c)	Tell us how you met each requirement of paragraph 68 of SFAS 133.
Refer to the following table that details the terms of each SFAS 133 hedged item and interest rate swap for which the Corporation uses the short-cut method and assumes no ineffectiveness. The table demonstrates that the terms of the interest rate swap match the terms of the hedged item. Additionally, the table details how each hedge relationship complies with the requirements of paragraph 68 of SFAS 133.

Fair Value Short-cut Hedges

			Principal/	Expiration/Maturity	Interest
		Description	Notional	Dates	Pay./Rec.	Payment Dates	Index
1)	Hedged Item	7.25% fixed rate subordinated note	$200,000,000	June 15, 2007	Semi-annual	June 15 and December 15 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$200,000,000	June 15, 2007	Semi-annual	June 15 and December 15 of each year	6m LIBOR

2)	Hedged Item	6.00% fixed rate subordinated note	$250,000,000	October 1, 2008	Semi-annual	April 1 and October 1 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$250,000,000	October 1, 2008	Semi-annual	April 1 and October 1 of each year	6m LIBOR

3)	Hedged Item	6.875% fixed rate subordinated note	$100,000,000	March 1, 2008	Semi-annual	March 1 and September 1 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$100,000,000	March 1, 2008	Semi-annual	March 1 and September 1 of each year	6m LIBOR

4)	Hedged Item	7.875% fixed rate subordinated note	$150,000,000	September 15, 2026	Semi-annual	March 15 and September 15 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$150,000,000	September 15, 2026	Semi-annual	March 15 and September 15 of each year	6m LIBOR

5)	Hedged Item	8.50% fixed rate subordinated note	$100,000,000	April 1, 2009	Semi-annual	April 1 and October 1 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$100,000,000	April 1, 2009	Semi-annual	April 1 and October 1 of each year	3m LIBOR

6)	Hedged Item	5.70% fixed rate subordinated note	$250,000,000	June 1, 2014	Semi-annual	June 1 and December 1 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$250,000,000	June 1, 2014	Semi-annual	June 1 and December 1 of each year	6m LIBOR

7)	Hedged Item	5.20% fixed rate subordinated note	$250,000,000	August 22, 2017	Semi-annual	February 22 and August 22 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$250,000,000	August 22, 2017	Semi-annual	February 22 and August 22 of each year	6m LIBOR

8)	Hedged Item	2.95% fixed rate medium-term note	$100,000,000	November 15, 2006	Semi-annual	May 15 and November 15 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$100,000,000	November 15, 2006	Semi-annual	May 15 and November 15 of each year	3m LIBOR

9)	Hedged Item	2.85% fixed rate medium-term note	$100,000,000	January 30, 2007	Semi-annual	January 30 and July 30 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$100,000,000	January 30, 2007	Semi-annual	January 30 and July 30 of each year	3m LIBOR

10)	Hedged Item	7.25% fixed rate subordinated note	$150,000,000	August 1, 2007	Semi-annual	February 1 and August 1 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$150,000,000	August 1, 2007	Semi-annual	February 1 and August 1 of each year	6m LIBOR

11)	Hedged Item	4.80% fixed rate subordinated note	$300,000,000	May 1, 2015	Semi-annual	May 1 and November 1 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap	$300,000,000	May 1, 2015	Semi-annual	May 1 and November 1 of each year	6m LIBOR

12)	Hedged Item (*)	7.125% fixed rate subordinated note, callable on December 1, 2008	$150,000,000	December 1, 2013	Semi-annual	June 1 and December 1 of each year
	Hedging Instrument	Receive fixed, pay floating interest rate swap, callable on December 1, 2008	$150,000,000	December 1, 2013	Semi-annual	June 1 and December 1 of each year	6m LIBOR
The following Short-cut Method criteria, as defined in SFAS 133, Paragraph 68, are met for all hedge relationships above:
a)	The notional amount of the swap matches the principal amount of the note.

b)	The fair value of the swap at the inception of the hedging relationship was zero.

c)	The formula for computing the net settlements under the interest rate swap is the same for each net settlement.

d)	As defined in the note, the hedged item is not pre-payable.

dd)	The index on which the variable leg of the swap is based matches the benchmark interest rate (LIBOR) designated as the interest rate risk being hedged.

e)	All other terms of the swap and the hedged item are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

f)	The expiration date of the swap matches maturity date of the note.

g)	There is no floor or cap on the variable interest rate of the swap and no floor or cap on the note.

h)	The interval between repricings of the variable interest rate in the swap is six months or less, thus justifying the assumption that the variable payment is at a market rate.

(*)	The hedged item in relationship 12) contains a call option. Since the hedging instrument contains a mirror image call option, the short-cut method is allowed in accordance with paragraph 68(d) of SFAS 133.

3.	For each SFAS 133 hedge relationship for which you use “matched terms” to conclude that the hedging relationship qualifies as highly effective and that there will be no ineffectiveness to recognize in earnings during the term of the hedge, please provide us with the following information.
a)	Tell us how you met each requirement of paragraph 65 of SFAS 133.

b)	Clearly explain your procedures to assess hedge effectiveness. Refer to DIG G9.
The Corporation does not have any SFAS 133 hedge relationships for which we use “matched terms” to conclude that the hedging relationship qualifies as highly effective and that there will be no ineffectiveness to recognize in earnings during the term of the hedge.
4.	You state on page 99 that “market risk inherent in customer contracts is often mitigated by offsetting positions.” Please revise to clarify the facts and circumstances when you do not mitigate this risk.
Beginning with the June 30, 2006 Form 10-Q, the Corporation proposes to expand the disclosure relating to customer-initiated derivative financial instruments as follows:
     Fee income is earned from entering into various transactions, principally foreign exchange contracts, interest rate contracts, and energy derivative contracts at the request of customers. The Corporation mitigates market risk inherent in customer-initiated interest rate and energy contracts by taking offsetting positions, except in those circumstances when the amount, tenor and/or contracted rate level results in negligible economic risk, whereby the cost of purchasing an offsetting contract is not economically justifiable. For customer-initiated foreign exchange contracts, the Corporation mitigates most of the inherent market risk by taking offsetting positions and manages the remainder through individual foreign currency position limits and aggregate value-at-risk limits. These limits are established annually and reviewed quarterly.
5.	You state on page 99 that you “generally” do not speculate in derivative contracts. Please revise to clarify the facts and circumstances when you speculate in derivative financial instruments for the purpose of profiting in the short-term from favorable movements in market rates. Please revise to quantify the gains and losses from your speculative derivative activities for all periods presented and confirm that the tables on page 99 include the fair value of your speculative positions.

The Corporation proposes to expand the disclosure relating to customer-initiated derivative financial instruments beginning with the Corporation’s June 30, 2006 Form 10-Q as follows:
     For those customer-initiated derivative contracts which were not offset or where the Corporation holds a speculative position within the limits described above, the Corporation recognized $1 million, $2 million, and $2 million of net gains in 2005, 2004, and 2003, respectively, that were included in noninterest income in the consolidated statements of income. The fair value of derivatives instruments held or issued in connection with customer-initiated activities, including those customer-initiated derivative contracts where the Corporation does not enter into an offsetting derivative contract position, is included in the table below.
Note 22 – Estimated Fair Value of Financial Instruments, page 104
6.	Please confirm for us and revise to disclose that you always use quoted market prices, if available, to determine the fair value of your securities.

Beginning with the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the Corporation will provide the following revised footnote disclosure related to Estimated Fair Value of Financial Instruments:
Investment securities: The market value of investment securities, which is always based on quoted market values or the market values for comparable securities, if available, represents estimated fair value.
*****
In connection with responding to the Staff’s comments, the Corporation acknowledges that:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We look forward to hearing from you. Please do not hesitate to contact me at (313) 222-9391, or by fax at (313) 964-0638, Marvin J. Elenbaas, Senior Vice President and Chief Accounting Officer, at (313) 222-4645, or by fax at (313) 222-9784, or Jon W. Bilstrom, Executive Vice President, Corporate Secretary, at (313) 222-7901, or by fax at (313) 961-1477, with any additional questions or comments.
Sincerely,
/s/ Elizabeth S. Acton
Elizabeth S. Acton
Executive Vice President and
Chief Financial Officer

cc:	Marvin J. Elenbaas Jon W. Bilstrom